Exhibit 99.1

NADL – NADL Announces Receipt of NYSE Delisting Notice

Hamilton, Bermuda, September 18, 2017—North Atlantic Drilling Ltd. (“NADL” or the “Company”), a majority owned subsidiary of Seadrill Limited, announces today that the Company received a written notice from NYSE Regulation that its common stock is no longer suitable for listing pursuant to Listed Company Manual Section 802.01D because of the Company’s announcement on September 12, 2017 that the Company and other consolidated subsidiaries of Seadrill Limited (NYSE: SDRL) filed prearranged chapter 11 cases in the Southern District of Texas. In reaching its delisting determination, NYSE Regulation noted that the shareholders of the Company will receive no recovery and therefore continued listing is no longer suitable. NYSE Regulation has informed the Company that application to the Securities and Exchange Commission to delist the Company’s common stock is pending the completion of all applicable procedures, including any appeal by the Company of NYSE Regulation’s decision.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-36277). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.